UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from ____________ to ____________

Commission File Number 000-08193

A. Fill title of the plan and address of the plan, if different from that of the issuer named below:

Sensytech, Inc. 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENSYTECH, INC.

8419 Terminal Road, Newington, Virginia 22122-1430

REQUIRED INFORMATION

Financial Statements:

4.	In lieu of the requirements of Item 1-3. audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2003 and 2002 are presented on pages 2 through 8.

Exhibits:
23.	Consent of PricewaterhouseCoopers LLP, independent accountants.

2

Sensytech, Inc.
401(k) Profit-Sharing Plan
Financial Statements
December 31, 2003 and 2002

Sensytech, Inc.
401(k) Profit-Sharing Plan
Contents
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 7
Supplemental Schedule
Schedule I: Schedule H, line 4i — Schedule of Assets (Held at End of Year)	8

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Sensytech, Inc. 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania
May 14, 2004

Sensytech, Inc.
401(k) Profit-Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value (Notes 2 and 3)	$15,607,327	$12,174,134
Receivables
Participant contributions	33,761	56,900
Employer contributions	9,947	17,462

Total receivables	43,708	74,362

Net assets available for benefits	$15,651,035	$12,248,496

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions
Dividend income	$140,430
Interest income	16,174
Net appreciation in fair value of investments (Note 3)	2,214,984

Net investment gain	2,371,588
Participant contributions	1,119,939
Employer contributions	347,232

Total additions	3,838,759

Deductions
Benefits paid to participants	435,340
Administrative expenses	880

Total deductions	436,220

Net increase	3,402,539
Net assets available for benefits
Beginning of year	12,248,496

End of year	$15,651,035

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Note to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan and Benefits

The following description of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, stock bonus and profit-sharing plan covering all full-time employees of Sensytech, Inc. (the “Company”) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may make contributions up to 15% of pretax annual compensation into the Plan, subject to statutory limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and the Company’s common stock as investment options for participants. The Company contributes to the Plan at a rate of 50% of the employees’ contribution, up to 6% of the employees’ salary. Company contributions are allocated among investment options at the direction of participants. Additional contributions may be made by the Company at its discretion. In no event shall Company contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of continuous service after two years and becomes 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their individual account balances. The Plan allows a loan amount from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The term of the loan may not exceed five years unless used to acquire a principal residence. The loans are collateralized by the remaining vested balance in the participant’s account and bear interest at rates equal to the Federal Reserve Prime Rate on the date of the loan plus 1%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Note to Financial Statements
December 31, 2003 and 2002

Forfeitures

Company contributions that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. No forfeitures were used to off-set current year employer matches during 2003. As of December 31, 2003, forfeitures totaling $88,053 are unallocated and available to offset future employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Expenses

All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily Net Asset Value (“NAV”). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free phone numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Other administrative expenses, including trustee, legal, auditing, and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Investment Valuation and Income Recognition

The record keeping and trustee functions of the Plan were performed by Merrill Lynch Trust Corporation FSB, where they are accumulated and invested on behalf of the Plan at the discretion of the participant.

The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represents the NAV of shares held by the Plan at year-end.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Note to Financial Statements
December 31, 2003 and 2002

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are valued at cost, which approximates fair value.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America may require the plan administrator to make estimates and assumptions that could affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period, and, when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002
Sensytech, Inc. common stock	$5,371,135	$4,438,327
Merrill Lynch Retirement Reserves	1,523,035	1,683,223
PIMCO Total Return Fund	1,345,571	947,933
Van Kampen Growth and Income Fund	3,694,705	2,838,352
Dreyfus Premier Mid Cap Stock Fund	890,706	645,909

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) had net appreciation in value of $2,214,984 as follows:

Mutual funds	$1,535,499
Sensytech, Inc. Common stock	679,485

$2,214,984

Sensytech, Inc.
401(k) Profit-Sharing Plan
Note to Financial Statements
December 31, 2003 and 2002

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party Transactions

Certain Plan investments are shares of Sensytech, Inc. common stock. Sensytech, Inc. is the Plan sponsor and therefore qualifies as a related party. At December 31, 2003 and 2002, the Plan held an investment of 383,652 and 369,245 shares of Sensytech, Inc. common stock, respectively. The fair value of the common stock at December 31, 2003 and 2002 was $5,371,135 and $4,438,327, respectively. For the year ended December 31, 2003 and 2002, the Plan purchased 21,677 and 10,992 shares of Sensytech, Inc. common stock, respectively, at a cost of $346,918 and $97,472, respectively. For the year ended December 31, 2003 and 2002, the Plan sold 9,427 and 11,423 shares of Sensytech, Inc. common stock, respectively, with proceeds of $154,157 and $94,489, respectively. For the year ended December 31, 2003 and 2002, the Plan distributed to participants 27,568 and 17,141 shares of Sensytech, Inc. common stock, respectively, with a market value at distribution of $386,513 and $146,596, respectively.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Corporation, FSB. Merrill Lynch Trust Corporation, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
EIN 38-1873250, Plan 001

December 31, 2003	Schedule I

		(c) Description of Investment Including		(e)
	(b) Identity of Issue, Borrower,	Maturity Dates, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Date	Cost	Value
		Cash and Cash Equivalents
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Retirement Reserves Money Fund Goal Manager		$1,523,035

		Total cash and cash equivalents		$1,523,035

		Mutual Funds
*	Merrill Lynch Trust Corporation, FSB	Dreyfus Premier Midcap Stock Fund		$890,706
*	Merrill Lynch Trust Corporation, FSB	Franklin Small-Mid Cap Growth Fund		285,074
*	Merrill Lynch Trust Corporation, FSB	Mainstay High Yield Corporate Bond Fund		457,435
*	Merrill Lynch Trust Corporation, FSB	Massachusetts Investors Growth Stock Fund		54,004
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Fundamental Growth Fund Inc.		313,647
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Global Growth Fund		18,932
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Global Small Cap Fund		176,397
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch S&P 500 Index Fund		209,065
*	Merrill Lynch Trust Corporation, FSB	Oppenheimer International Growth Fund		623,117
*	Merrill Lynch Trust Corporation, FSB	PIMCO Total Return Fund		1,345,571
*	Merrill Lynch Trust Corporation, FSB	Van Kampen Emerging Growth Fund		378,832
*	Merrill Lynch Trust Corporation, FSB	Van Kampen Growth and Income Fund		3,694,705

		Total mutual funds		$8,447,485

		Other
*	Sensytech, Inc.	Common stock		$5,371,135
*	Participant Loan Fund	Loans with maturity dates from 3/30/2004 to 9/24/2032, interest rates 5% to 10.5%		264,004
*	Pending Settlement Fund	Accrued income		1,668

		Total Other		$5,636,807

		Total investments		$15,607,327

• Denotes party-in-interest, for which a statutory exemption exists.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSYTECH, INC.
401(k) PROFIT SHARING PLAN

June 28, 2004	By: /s/ Abbey A. Flowers

Abbey A. Flowers
Plan Administrator